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11017026

SEC MAIL PROCESSING SECTION RECEIVED FEB 25 2011 WASH., D.C. 200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67882

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2010 (MM/DD/YY) AND ENDING 12-31-2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: vPE Wertpapierhandelsbank AG

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Maximiliansplatz 17
(No. and Street)

Munich (City) Germany (State) 80333 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LARS EWALDSEN +49 89 296491
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche GmbH
(Name – *if individual, state last, first, middle name*)

Rosenheimer Platz 4 (Address), Munich (City), Germany (State), 81669 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mm

OATH OR AFFIRMATION

I, Lars Ewaldsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VPE Wertpapierhandelsbank AG, as of December, 31st, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

URNr. 0787 G / 2011

I hereby certify that the above is the true signature, subscribed in my presence, of

Mr. Lars Lorenz **Ewaldsen,**
born at 16.05.1963,
with business address at
80333 Munich, Maximiliansplatz 17,
identified by his german identity card.

Munich, this 22nd of February of October 2011

Dr. Christian Vedder,
officially appointed representative of
Dr. Tilman Götte
(notary public)

vPE Wertpapierhandelsbank AG

Financial Statements and Supplemental Schedules for the year ended December 31, 2010 and Independent Auditor's Report and Supplemental Report on Internal Control

vPE Wertpapierhandelsbank AG

Financial Statements and Supplemental Schedules for the year ended December 31, 2010 and Independent Auditor's Report and Supplemental Report on Internal Control

Copy 3 of 6

INDEPENDENT AUDITOR´S REPORT

FINANCIAL STATEMENTS:

Statement of Financial Condition as of December 31, 2010

Statement of Income for the year ended December 31, 2010

Statement of Changes in Shareholder`s Equity for the year ended December 31, 2010

Statement of Changes in Cash Flows for the year ended December 31, 2010

Notes to the Financial Statements as of and for the year ended December 31, 2010

SUPPLEMENTAL SCHEDULES

Schedule I:	Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
Schedule II:	Reconciliation with VPE's computation of Net Capital (included in part II of form X-17A-5 as of December 31, 2010)

Supplemental Report on Internal Control

Deloitte.

Deloitte &Touche GmbH
Wirtschaftsprüfungsgesellschaft

Rosenheimer Platz 4
81669 München

Postfach 80 20 80
81620 München
Deutschland

Tel: +49 (0)89 29036 0
Fax: +49 (0)89 29036 8108
www.deloitte.com/de

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of vPE Wertpapierhandelsbank AG, Munich, Germany:

We have audited the accompanying statement of financial condition of vPE Wertpapierhandelsbank AG (the Company) as of December 31, 2010, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of vPE Wertpapierhandelsbank AG as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Munich, Germany

February 23, 2011

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

vPE Wertpapierhandelsbank AG
Statement of Financial Condition
December 31, 2010
(Dollars in Thousands)

	Dec. 31, 2010 US $
ASSETS	
Cash and cash equivalents	991
Receivable from brokers dealer and clearing organization	639
Receivable from Customers	359
Furniture, equipment and leasehold improvements, net	135
Other current assets	265
TOTAL	**2,389**
LIABILITIES AND STOCKHOLDER`S EQUITY	
Payable to broker-dealers and clearing organizations	698
Accounts payable, accrued expenses, and other liabilities	386
TOTAL LIABILITIES	**1,084**
STOCKHOLDER´S EQUITY	
Common stock, EUR 1 par value, 767,500 shares outstanding	1,026
Additional Paid-in-capital	538
Accumulated deficit	(259)
TOTAL STOCKHOLDER´S EQUITY	**1,305**
TOTAL	**2,389**

The accompanying notes are an integral part of these financial statements.

vPE Wertpapierhandelsbank AG
Balance Sheet Data
For the year ended December 31, 2010
(Dollars in Thousands)

	2010 US $
REVENUE	
Commissions	8,720
Investment advisory fee	528
Other income	72
TOTAL REVENUE	**9,320**
EXPENSES	
Employee compensation and benefits	794
Floor brokerage, exchange and clearance fees	7,305
Marketing and travel expenses	60
Communication and data processing	325
Occupancy	126
Other expenses	849
TOTAL EXPENSES	**9,459**
RESULT BEFORE INCOME TAXES	(139)
PROVISION FOR INCOME TAXES	0
NET RESULT	**(139)**

The accompanying notes are an integral part of these financial statements.

vPE Wertpapierhandelsbank AG
Statement of Changes in Stockholder`s Equity
For the year ended December 31, 2010
(Dollars in Thousands)

	Common Shares	Stock Amount US $	Additional Paid-In-Capital US $	Retained Earning US $	Total Stockholder`s Equity US $
BALANCE AT					
JANUARY 1, 2010*	768	1,026	538	(120)	1,444
Net Result				(139)	(139)
Capital Increase					0
BALANCE AT					
DECEMBER 31, 2010	768	1,026	537	(259)	1,305

*Translated into USD at 1.3362 USD/EUR

The accompanying notes are an integral part of these financial statements.

vPE Wertpapierhandelsbank AG
Statement of Cash Flows
For the year ended December 31, 2010
(Dollars in Thousands)

	2010
	US $
CASH FLOWS FROM OPERATING ACTIVITIES	
Net result	(139)
Adjustment to reconcile net result to net cash provided by	
(used in) operating activities:	
Depreciation and amortization	61
CHANGE IN:	
Receivable from customer	(508)
Other current assets	(1)
Accounts payable and accrued expenses	632
NET CASH USED IN OPERATING ACTIVITIES	45
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture, equipment and leaseholders improvements	(64)
NET CASH USED IN INVESTMENT ACTIVITIES	(64)
CASH FLOW FROM FINANCING ACTIVITIES:	
Capital increase	0
NET CASH PROVIDED BY FINANCING ACTIVITIES	
NET INCREASE IN CASH AND CASH EQUIVALENTS	(19)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,010
CASH AND CASH EQUIVALENTS, END OF YEAR	991

The accompanying notes are an integral part of these financial statements.

1 Organization and nature of business

vPE Wertpapierhandelsbank Aktiengesellschaft (the "Company" or „vPE") is a corporation organized under the laws of the Federal Republic of Germany. The Company is engaged in a single line of business as a securities broker-dealer, which comprises primarily two classes of services: commissions and investment advisory fees. The core business of the Company is in pure brokerage services as well as money management and financial portfolio management. The Company is member of the FINRA.

The Company is owned by Mr. von Pfetten (27,13%), Mr. Ewaldsen (38,23%), remaining part is in free float (34,64%).

2 Significant Accounting policies

Basis of Presentation

The financial statements include the accounts of the Company and are presented in accordance with accounting principles accepted in the United States of America, which includes industry practice.

Exchange Rate and Currency Information

The Company's functional currency is the Euro. We translated all amounts disclosed in the financial statements into US dollars. Unless otherwise stated, we made these translations at US$ 1.3362 per Euro, the rate of European Central Bank as at December 31, 2010.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes

The Company is subject to corporate income tax and municipal income tax in Germany. As a result of the loss incurred in 2010, no income tax provision has been recorded.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Depreciation

Fixes assets are recorded at historical costs and depreciated over their estimated economic useful lives generally three to five years using the straight-line method.
Intangible assets are recorded at historical cost as well and depreciated over their estimated economic useful lives generally four years using the straight-line method.

Statement of Cash Flows

For purpose of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, which original maturities of less than three months that are not held for sale in the ordinary course of business.

3 Cash

Cash and cash equivalents consisted of the following as of December 31, 2010 (Dollars in Thousands)

	2010 US $
Petty Cash	1
Deutsche Bank AG	968
V Bank	1
Dresdner bank	1
DAB	1
Cortal Consors	5
CMC Group PLC	14
CASH TOTAL	**991**

Cash represents cash at bank, with daily disposal. Cash and cash equivalents are stated at nominal value. Foreign currencies were translated at the closing rate.

4 Receivables from and payable to broker dealers

Amounts receivable and payable to broker-dealer and clearing organizations at December 31, 2010 consist of the following:

RECEIVABLES	
Broker-dealer	$639,472
TOTAL RECEIVABLES	**$639,472**
PAYABLES	
Broker-dealer	$698,340
TOTAL PAYABLES	**$698,340**

5 Related Party

The Company is not involved in significant financing and other transactions, and does not have significant related party balances with affiliates.

6 Employee Compensation and Benefit

In 2010, Management decided to waive part of its annual salary due to the strained economic situation of the Company. Management however has the right to reclaim an amount of EUR 125 thousands (USD 167 thousands) once the economic situation improves and appropriately included this amount as a liability.

7 Commitments and Contingent Liabilities

Leases

The Company is obligated to minimum rental payments under various non cancelable leasing agreements, primarily for office space. The annual leasing obligation amounts to USD 132 thousands.

Legal Matters

In ordinary course of business, various legal actions are brought and are pending or threatened against the Company. While the outcome of such claims or other proceedings cannot be predicted with certainty, Management expects that any such liabilities, to the extent not provided for by insurance or otherwise as stated below, will not have a material adverse effect on the Company's financial condition, statement of income or cash flows.

The following paragraphs summarize the current litigations the Company is involved in as at December 31, 2010.

With regards to a pending litigation from prior year, the respective sentence became final in November 2010 after a decision of Federal Supreme Court of Germany. Accordingly, VPE recognized a provision of EUR 135 thousands (USD 180 thousands) in 2010. VPE already deposited the required amount with the Supreme Court in 2009.

In 2010, the Company together with Pershing LLC was sued by an investor for damages of EUR 156 thousands (USD 209 Thousands). In the first authority the claim was turned down. However in January 2011, in the second instance, the court decided that the Company is jointly liable with Pershing LLC. The plaintiff will take action against Pershing LLC first. It is possible that Pershing LLC is going take recourse action against the Company. However the Company has outstanding claims against Pershing LLC that exceed the above amount. The Company therefore decided not to recognize a provision for the above damages.

In 2010, the Company together with Pershing LLC was sued by another investor for damages of EUR 243 thousands (USD 325 thousands). The hearing date is schedule for April 6, 2011. The Company did not recognize a provision for this amount as it considers the probability for a loss to be less likely based on the current state of affairs and the assessment of the Company's lawyer.

In 2010, the Company was sued by two investors for damages of EUR 86 thousands (USD 115 thousands) and EUR 66 thousands (USD 88 thousands) respectively. In the first instance the respective district courts sentenced the Company jointly and severally to pay in full. The Company filed an appeal with the respective Higher Regional Courts. Court orders are still outstanding. The Company did not recognize a provision for these amounts as it assess the probability of a defeat in the second instance as less likely due to current circumstances.

8 Risk and Uncertainties

The Company generates revenue by providing securities trading and brokerage activities to institutional and private customers. Revenues for these services are transaction based. As a result, the Company´s revenue could vary based on the transaction volume of the global financial markets.

9 Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contract and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an assets, liability or equity security of a guaranteed party.

The Company did not enter into any guarantee agreements as defined above.

10 Regulatory Requirements

vPE is a registered broker-dealer and is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Under the basic method permitted by this Rule, the minimum required net capital, as defined, is a specific fixed percentage of total aggregate indebtedness, or U.S. $ 5 thousand, whichever is greater. At December 31, 2010, the Company ´s regulatory minimum net capital required was USD 73 thousands, and its regulatory net capital in excess of the minimum was USD 749 thousands.

The Company is subject to capital requirements promulgated by other regulatory bodies in Germany. At December 31, 2010 the Company was in compliance with these capital requirements.

The United States Securities and Exchange Commission affirmed SIPC's determination that VPE is completely excluded from SPIC membership for the calendar year 2010 pursuant to Section 3 (a)(2)(A)(i) of SIPA because VPE's principal business is conducted outside of the United States of America and its territories and possessions.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("Computation of for Determination of Reserve Requirements"), in that the Company's activities are limited to those set forth in the conditions appearing in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934. All customer transactions are cleared through another broker dealer on a fully disclosed basis. The name of the clearing firm is Penson Financial Services, Inc., Dallas (USA).

Schedule I

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 as of December 31, 2010

vPE Wertpapierhandelsbank AG
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2010
(Dollars in Thousands)

Net Capital

Total stockholder`s equity	$1,305
Deduction and/or charges:	
Not allowable assets	
Securities not readily marketable	$0
Exchange membership	$0
Receivables	$82
Furniture, equipment and improvements, net	$135
Other assets	$266
	$483
Net capital	$822
Minimum Net Capital Required	$73
Excess Net Capital	$749

Schedule II

Reconciliation with VPE's computation of
Net Capital (included in part II of form X-17A-5 as of December 31, 2010)
(Dollars in Thousands)

Net capital, as reported in Company's part II (unaudited) FOCUS report		$732
Difference in total stockholder's equity		
Total stockholder's equity at Dec 31, 2010 as reported in FOCUS report	$1,215	
Total stockholder's equity at Dec 31, 2010 as per the audited financial statements	$1,305	$90
Net capital per the preceding		$822

The difference in the total stockholder's equity at December 31, 2010 is derived from liabilities that have been erroneously reported in part II of form X-17A-5.

Deloitte.

Deloitte &Touche GmbH
Wirtschaftsprüfungsgesellschaft

Rosenheimer Platz 4
81669 München

Postfach 80 20 80
81620 München
Deutschland

Tel: +49 (0)89 29036 0
Fax: +49 (0)89 29036 8108
www.deloitte.com/de

Supplemental Report on Internal Control

To the Board of Directors of vPE Wertpapierhandelsbank AG, Munich, Germany:

In planning and performing our audit of the financial statements of vPE Wertpapierhandelsbank AG (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Munich, Germany

February 23, 2011

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft